SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29373]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 29, 2010

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2010. A copy of each application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202)551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on

August 24, 2010, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-4041.

John Hancock Equity Trust [File No. 811-4079]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On January 22, 2010, applicant transferred its assets to John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II, based on net asset value. Expenses of $130,204 incurred in connection with the reorganization were paid by applicant and the acquiring fund.

Filing Date: The application was filed on June 29, 2010.

Applicant's Address: 601 Congress St., Boston, MA 02210-2805.

Destination Funds [File No. 811-21701]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company.

On April 16, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $5,227 incurred in connection with the liquidation were paid by Destination Capital Management, Inc., applicant's investment adviser.

Filing Date: The application was filed on June 29, 2010.

Applicant's Address: Destination Capital Management, Inc., c/o YCMNET Advisors, Inc., 2001 North Main St., Suite 270, Walnut Creek, CA 94596.

Small Cap Premium & Dividend Income Fund, Inc. [File No. 811-21746]
Enhanced S&P 500® Covered Call Fund Inc. [File No. 811-21787]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 24, 2010, each applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $17,500 incurred by each applicant in connection with the liquidations were paid by applicants and IQ Investment Advisors LLC, applicants' investment adviser. Each applicant has retained approximately $11,500 in cash to pay certain outstanding liabilities.

Filing Date: The applications were filed on July 1, 2010.

Applicants' Address: 4 World Financial Center, 6th Floor, New York, NY 10080.

Telephone Exchange Fund AT&T Shares [File No. 811-3822]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On October 1, 2008, applicant made a liquidating distribution to its unit holders, based on net asset value. Applicant incurred expenses of $2,003 in connection with the liquidation. As of July 6, 2010, applicant had 33 outstanding unit holders. The trustee will mail a due diligence follow-up notice to each remaining holder every three months until the third anniversary of applicant's termination, at which time any unpaid distributions will be included in the trustee's normal escheatment process.

Filing Dates: The application was filed on March 3, 2010, and amended on March 5, 2010, and July 6, 2010.

Applicant's Address: 60 South Sixth Street., Minneapolis, MN 55402-4422.

Oppenheimer Target Distribution Fund [File No. 811-22230]
Oppenheimer Target Distribution & Growth Fund [File No. 811-22231]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. Applicants have never made a public offering of their securities and do not propose to make a public offering or engage in business of any kind.

Filing Dates: The applications were filed on June 4, 2010, and amended on July 14, 2010.

Applicants' Address: 6803 S. Tucson Way, Centennial, CO 80112.

Ironwood Series Trust [File No. 811-8507]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 2, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $545 incurred in connection with the liquidation were paid by Ironwood Investment Management, LLC, applicant's investment adviser.

Filing Dates: The application was filed on October 1, 2009, and amended on July 12, 2010.

Applicant's Address: Atlantic Fund Administration, LLC, Three Canal Plaza, Suite 600, Portland, ME 04101.

Van Kampen Partners Trust [File No. 811-22268]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On January 22, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $21,600 incurred in connection with the liquidation were paid by Van Kampen Asset Management, applicant's investment adviser.

Filing Dates: The application was filed on March 31, 2010 and amended on July 6, 2010.

Applicant's Address: 522 Fifth Ave., New York, NY 10036.

Ivy Funds [File No. 811-1028]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 1, 2010, applicant transferred its assets to the Ivy Funds, File No. 811-6569 (changing the state of organization from Massachusetts to Delaware), based on net asset value. Expenses of approximately $2,357,597 incurred in connection with the reorganization were paid by applicant and the surviving fund.

Filing Dates: The application was filed on May 27, 2010, and amended on July 23, 2010.

Applicant's Address: 6300 Lamar Ave., Shawnee Mission, KS 66202-4200.

Ivy Long/Short Hedge Fund LLC [File No. 811-21246]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on March 12, 2010, and amended on July 22, 2010.

Applicant's Address: Ivy Long/Short Hedge Fund LLC, One Wall St., New York, NY 10286.

Frontier Funds Inc. [File No. 811-6449]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 12, 2010, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by applicant. Applicant has retained less than $400 in cash to cover certain miscellaneous closing expenses.

Filing Dates: The application was filed on March 31, 2010 and amended on June 16, 2010 and July 26, 2010..

Applicant's Address: 333 Bishops Way, Suite 122, Brookfield, WI 53005.

MetLife Investors Variable Annuity Account Five [File No. 811-7060]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and is organized as a unit investment trust. The board of directors of MetLife Investors Insurance Company ("MLI") the depositor to the separate account, approved the merger of the separate account into Metlife Investors Variable Annuity Account One on June 29, 2009. The merger was effected on November 9, 2009. MLI bore all expenses relating to the merger.

Filing Date: The application was filed on July 21, 2010.

Applicant's Address: 5 Park Plaza, Suite 1900, Irvine, California 92614.

MetLife Investors Variable Life Account Five [File No. 811-8433]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and is organized as a unit investment trust. The board of directors of MetLife Investors Insurance Company ("MLI"), the depositor to the separate account, approved the merger of the separate account into Metlife Investors Variable Life Account One on June 29, 2009. The merger was effected on November 9, 2009. MLI bore all expenses relating to the merger.

Filing Date: The application was filed on July 21, 2010.

Applicant's Address: 5 Park Plaza, Suite 1900, Irvine, California 92614.

Metropolitan Life Variable Annuity Separate Account I [File No. 811-8732]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and is organized as a unit investment trust. Metropolitan Life Insurance Company ("MLIC"), the depositor to the separate account, merged the separate account into Metropolitan Life Variable Annuity Separate Account II on November 9, 2009. MLIC bore all expenses relating to the merger.

Filing Date: The application was filed on July 21, 2010.

Applicant's Address: 200 Park Avenue, New York, NY 10166.

The New England Variable Account [File No. 811-5338]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant is a registered separate account, as defined in Section 2(a)(37) under the Investment Company Act of 1940, and is organized as a unit investment trust. Metropolitan Life Insurance Company ("MLIC"), the depositor to the separate account, merged the separate account into Metropolitan Life Separate Account E on November 9, 2009. MLIC bore all expenses relating to the merger.

Filing Date: The application was filed on July 21, 2010.

Applicant's Address: 200 Park Avenue, New York, NY 10166.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary